Exhibit 4.2

April 1, 2002

Lightning Energy Ltd.
20th Floor, 605 - 5th Avenue SW
Calgary, Alberta
T2P 3H5

Watch Resources Ltd.
Suite 1320, 925 West Georgia
Vancouver, BC
V6C 3L2

Attention: Mr. Chris Wright
           Chairman

Re:     Memorandum of Understanding
        West Patry, Mission Hills and Maxhamish areas

Lightning Energy Ltd. ("LEL") is willing to enter into a farmout arrangement with Watch Resources Ltd. ("WRL") involving certain properties in which it has a working interest or has entered into an agreement to earn a working interest by farming in on the title owner. With the exception that LEL vouches that it is empowered by a farmor, where applicable, to introduce additional partners into an earning position, the exact nature of any arrangement between LEL and the farmor is confidential and will be released at the sole discretion of LEL. Similarly, WRL may dispose of a portion of its rights in any of the following projects subject to the consent of LEL, which consent will not be unreasonably withheld. WRL will be the representative of such parties and LEL will look to it to fulfill the obligations and duties of any agreements entered into.

LEL will permit WRL to earn various working interests in the properties subject to the following terms and conditions:

West Patry

      1. WRL will pay 30% of the drilling, completion or abandoning of a Kotcho Formation test well at b-97-A/94-O-5 which will spud in April, 2002

      2. WRL will earn 30% working interest before payout in the test well spacing unit, subject to the payment of a convertible 15% GORR to Chevron Canada Resources ("CCR"), and a 15% working interest in 14 sections

      3. The West Patry lands will be divided into 15 section parcels prior to participation in the initial test well

      4. CCR will be the operator on the test well and any future Mississippian or deeper wells, LEL will be the operator of any shallower tests

      5. WRL will have a rolling option to continue to earn the predetermined 15 section parcels by the drilling of additional test wells to a mutually acceptable depth


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      6.    WRL will pay 30% of each additional test well in order to earn a 15%
            working interest, in all available rights if the additional test well evaluates the Mississippian Formation or deeper and to the deepest formation penetrated if shallower in each 15 section parcel (i.e. no payout)

      7. This option will continue until such time as all the land is earned or WRL no longer wishes to earn West Patry land

      8. WRL will pay its proportionate share of any land rentals or maintenance fees that LEL is required to pay based on 30% prior to earning and 15% after earning (this pertains to all lands collectively under the West Patry, Mission Hills and Maxhamish areas)

      9. WRL will pay its proportionate share of Westcoast Energy Inc's ("WEI") reservation fee for gathering and processing at the Fort Nelson plant with regards to 35 mmcf/d of raw capacity and will be provided the future benefits of such reservation

      10. The fee of $35,000 per month will be effective December 1, 2001 and shall continue until production is fulfilled or until the election is made to drop the reservation

      11. WRL shall pay 30% of the fee prior to earning by the initial test well and thereafter shall be reduced to 15%

      12. An AMI will be entered into by both parties that shall be in effect until the earlier of the end of the twelfth month after rig release of the last earning well or 6 months after WRL's right to earn any further land

      13. If WRL does not drill to earn on the Mission Hills or Maxhamish properties, then the AMI will convert into an exclusion area to WRL on the lands relevant to both these areas

      14. To the extent that other partners or farmors may not recognise WRL directly, LEL will make available to WRL, from time to time at LEL's office, such technical information that it is legally able to disclose in order to assist WRL in its technical evaluation.

      15. Upon signing this Memorandum of Understanding, a cash call will be presented to WRL from LEL representing its share of the initial test well

Mission Hills

      1. If WRL has completed its obligation under the initial test well at West Patry, then it will have the option to elect, within 7 days from receipt of the test well logs, to:

                  a. Participate to 30% in a minimum of 25 miles of 30 fold seismic data

                  b. Drill a well on Block A &/or B to a mutually agreed depth and location

                  c.    Surrender its right to further earning

      2. If so elected, the seismic program will commence by July 1, 2002 and will be conducted by CCR

      3. WRL will have 15 days from receipt of the seismic to elect to drill earning wells or surrender its right to further earning

      4. If so elected, the Block A option well will spud by November 15, 2002 and the Block B option well will spud by November 15, 2003

      5. The participation and earning requirements will be similar to that at West Patry covered by points 1 through 7 with the exception of the depth and drilling location in point 1


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Maxhamish

      1. If WRL has completed its obligation under the initial test well at West Patry, then it will have the option to elect within 30 days from receipt of the test well production data to drill a well on Block A &/or B, to a mutually agreed to depth and location, or to surrender its right to further earning

      2. If so elected, the Block A option well will spud by November 15, 2002 and the Block B option well will spud by November 15, 2003

      3. The participation and earning requirements will be similar to that at West Patry covered by points 1 through 7 with the exception of the depth and drilling location in point 1

In the interests of clarity, at this time there are no performance obligations beyond the drilling of the initial West Patry test well along with the associated land rentals and WEI gathering and processing reservation fees.

This document is intended to reflect the major business terms of a partnership between Watch Resources and Lightning. These terms will define the basis of formal agreements that will be drafted by Lightning. Any farm-ins relating to Chevron lands are subject to Chevron approval and will require Watch Resources to enter into an industry standard confidentiality agreement. If you are in agreement with these terms, please sign in the space provided below.

Your Truly,



/s/ Ken S. Woolner


Ken S. Woolner
President and CEO

Understood, Accepted and Agreed To this 1st day of April, 2002

Watch Resources Ltd.


/s/ Chris Wright
---------------------------------


Name

Chris Wright, Director

--------------------------------
Title


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